SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

08026556

SECURITI... ...ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York — NY — 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally Maske — (415)913-4110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 N. Tryon Street, Suite 3600, Charlotte — NC — 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB* 3/4

3/11/08

Oath or Affirmation

I, Robert Qutub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Qutub
Chief Financial Officer

Notary Public My commission expires! July 30, 2008

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying balance sheet presents fairly, in all material aspects, the financial condition of Banc of America Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2007
(in thousands, except common units)

Assets	
Cash	$ 475,657
Cash and securities segregated under federal regulations	5,651,240
Securities purchased under agreements to resell	90,973,137
Securities borrowed and securities received as collateral	82,328,965
Securities owned, at fair value (includes $18,654,747 pledged as collateral)	72,724,513
Receivable from brokers, dealers and others	5,114,828
Receivable from customers	7,679,940
Accrued interest receivable	1,497,106
Investment banking fees receivable	108,663
Goodwill	1,085,869
Other assets	598,041
Total assets	$268,237,959
Liabilities and Member's Equity	
Short-term borrowings	$ 20,222,813
Securities sold under agreements to repurchase	139,635,156
Securities loaned and obligation to return securities received as collateral	36,917,766
Securities sold, not yet purchased, at fair value	28,033,769
Payable to brokers, dealers and others	5,170,546
Payable to customers	25,071,119
Accrued interest payable	1,064,151
Accrued expenses, compensation and other liabilities	1,203,676
	257,318,996
Commitments and contingencies (Notes 10 and 11)	-
Liabilities subordinated to claims of general creditors	7,808,000
Member's equity:	
Common units, 10,000 authorized, issued and outstanding	1,396,540
Undistributed income	1,714,423
Total member's equity	3,110,963
Total liabilities and member's equity	$268,237,959

The accompanying notes are an integral part of this financial statement.

Banc of America Securities LLC
Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Banc of America Securities LLC (the Company), a Delaware limited liability company, is 100% owned by Banc of America Securities Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation (the Corporation). The Company is registered as a broker-dealer and as an investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. The Company offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financings, prime brokerage and futures and options on futures. The Company provides these services to corporate clients, institutional investors and individuals. Certain products and services may be provided through affiliates.

On November 20, 2006, the Corporation entered into a definitive agreement to acquire U.S. Trust Corporation. The deal closed on July 1, 2007. The merger did not have a material impact on the operations of the Company.

On April 23, 2007, the Corporation entered into a definitive agreement to purchase ABN AMRO North America Holding Company, parent of LaSalle Bank Corporation and its subsidiaries, from ABN AMRO Holding NV. The deal closed on October 1, 2007. The merger did not have a material impact on the operations of the Company.

On January 11, 2008, the Corporation announced an agreement to purchase Countrywide Corporation in an all-stock transaction. The deal is expected to close in the third quarter of 2008. Management is currently evaluating the impact to the Company.

On January 15, 2008, the Corporation announced several changes in its Global Markets and Global Investment Banking businesses, including the decision to sell the prime brokerage business. Management is currently evaluating the impact to the Company.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

Financial instruments are either carried at estimated fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial Condition on a net basis. Interest income and expense are recorded on an accrual basis. It is the Company's policy to obtain the use of securities relating to resale agreements and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral for resale agreements and repurchase agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed, securities received as collateral, securities loaned, and obligation to return securities received as collateral for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. In non-cash loan versus pledge securities transactions, the Company records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains and losses on principal transactions reflected in earnings. Valuations for exchange traded derivative assets and liabilities are obtained from actively traded markets where valuations can be obtained from quoted market prices or observed transactions. Valuations for derivative assets and liabilities not traded on an exchange (over-the-counter) are obtained using mathematical models that require inputs of rates and prices to generate continuous yield or pricing curves used to value the position. The estimated fair value requires significant management judgment where these inputs to the models are not observable in the markets. The estimated fair value of these contracts are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Customer commodity futures and options transactions for commission income and related expenses are recognized on a half turn basis. Receivable from and payable to customers include balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures and options contracts. Marketable customer owned securities, consisting primarily of U.S. Government securities are held by the Company as collateral for receivables from customers and may be used to meet margin requirements. Customer owned securities held by the Company in safekeeping under the Commodity Exchange Act are not included in the Statement of Financial Condition. A portion of these securities has been deposited as margin with exchange clearing organizations. Also, the long and short values of customers' options on futures are not reflected in the Statement of Financial Condition.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company. Receivables from and payables to non-customers are included in Receivable from and Payable to brokers, dealers and others in the Statement of Financial Condition.

Non-customer commodity futures and options transactions for commission income and related expenses are recognized on a half turn basis. Receivables from and payables to non-customers are included in Receivable from and Payable to brokers, dealers and others in the Statement of Financial Condition and represent balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures and options contracts.

Investment banking fees include underwriting revenue, merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees are recorded when the contracted services are complete.

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is no longer amortized but is subject to an annual impairment test. The impairment test is performed in two phases. The first phase compares the fair value of the Company to its carrying amount including goodwill. If the carrying amount exceeds fair value then an additional process compares the implied fair value of the goodwill, as defined by SFAS 142, with the carrying value of the goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. The Company has not recorded any impairment, but there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Depreciation of equipment is provided on a straight-line basis using estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the lease life.

Income taxes – The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) as interpreted by the Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

The Company's operating results are included in the consolidated federal income tax return and various state income tax returns of the Corporation or subsidiaries of the Corporation. The method of allocating income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange, while the income statement accounts are translated at the exchange rate on the transaction date. Gains and losses resulting from foreign currency transactions are included in net income.

Recently issued accounting pronouncements – Effective January 1, 2007, the Corporation adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157) and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The adoption of SFAS 157 did not have a material impact on the Company's financial condition and results of operations and there were no adjustments required to beginning retained earnings. The Company did not elect to apply the fair value option for any financial instruments.

Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The adoption of FIN 48 had no impact on the Company's financial condition and results of operations. For additional information on income taxes, see *Note 14 – Income Taxes.*

On June 27, 2007, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 06–11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). Effective January 1, 2008, EITF 06–11 requires on a prospective basis that the tax benefit related to dividend equivalents paid on restricted stock and restricted stock units which are expected to vest be recorded as an increase to additional paid-in capital. Prior to January 1, 2008, the Corporation accounted for this tax benefit as a reduction to income tax expense. The adoption of EITF 06–11 will not have a material impact on the Company's financial condition and results of operations.

On December 4, 2007, the FASB also issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for the Corporation's financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. The adoption of SFAS 160 is not expected to have a material impact on the Company's financial condition and results of operations.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2007 consisted of trading securities and derivatives reported at estimated fair value as presented below:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$27,995,525	$10,845,583
Corporate obligations, including asset-backed securities	23,360,881	5,286,923
Commercial paper, bankers' acceptances and certificates of deposit	6,046,709	-
Equities	11,820,702	10,961,866
State and municipal obligations	2,918,648	-
Other securities and derivatives	582,048	939,397
	$72,724,513	$28,033,769

Included in securities owned above are amounts representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

Securities owned having an estimated fair value of $38,629,000 have been utilized to meet margin requirements at various clearing agencies. In addition all letter-of-credit agreements disclosed in Note 10 have been pledged to meet margin requirements.

4. Fair Value Disclosures

Effective January 1, 2007, the Corporation adopted SFAS 157, which provides a framework for measuring fair value under GAAP. The Company did not have any adjustments to beginning retained earnings as a result of the adoption of SFAS 157.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts and residential mortgage loans held-for-sale.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts.

Assets and liabilities measured at fair value at December 31, 2007 on a recurring basis are summarized below:

	Fair Value Measurements Using				
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Netting Adjustments (1)**	**Assets/Liabilities at Fair Value**
Assets					
Securities segregated	$ -	$ 1,530,477	$ -	$ -	$ 1,530,477 (2)
Securities owned	$12,901,233	$61,007,305	$1,752,286	$(2,936,311)	$72,724,513
Total assets	**$12,901,233**	**$62,537,782**	**$1,752,286**	**$(2,936,311)**	**$74,254,990**
Liabilities					
Securities sold, not yet purchased	$17,553,594	$13,416,486	$ -	$(2,936,311)	$28,033,769
Total liabilities	**$17,553,594**	**$13,416,486**	**$ -**	**$(2,936,311)**	**$28,033,769**

(1) Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

(2) Securities segregated in this disclosure is less than the amount reported on the Statement of Financial Condition due to cash amount included in Cash and securities segregated under federal regulations.

5. Cash and Securities Segregated Under Federal Regulations

At December 31, 2007, U.S. Government securities, money market demand accounts and cash accounts with a contract value of $4,232,000,000 have been segregated in special reserve accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). At December 31, 2007, $6,000,000 in money market demand accounts has been segregated in special reserve accounts for the exclusive benefit of PAIB.

The Company is required, under the Commodity Exchange Act, to segregate assets at least equivalent to balances due to customers trading in U.S. regulated futures and options on futures contracts and customers domiciled in the United States trading on foreign futures markets. At December 31, 2007, $1,413,240,000 has been segregated in cash accounts as required by the Commodity Exchange Act.

6. Receivable from and Payable to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others at December 31, 2007, consisted of the following:

(in thousands)	Receivable	Payable
Securities failed to deliver/receive	$3,205,919	$3,540,752
Receivable/payable from/to clearing organizations	321,555	130,774
Unsettled trades, net	1,096,746	-
Receivable/payable from/to omnibus accounts	455,203	-
Receivable/payable from/to brokers and dealers	34,470	86,725
Receivable/payable from/to non-customers	935	1,412,295
	$5,114,828	$5,170,546

7. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2007, the Company had outstanding master notes of $7,603,550,000. As of December 31, 2007, the Company had secured borrowings of $339,602,000 and unsecured borrowings of $159,188,000 with third parties. Interest on these borrowings is based on prevailing short-term market rates. The Company pledged securities with a market value of approximately $346,394,000 as collateral for the secured borrowings.

The Company enters into secured and unsecured borrowings with the Corporation and secured borrowings with affiliate banks. The Company has renewable lines of credit with the Corporation and affiliate banks. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2007, the Company had $120,473,000 in outstanding secured borrowings and $12,000,000,000 in unsecured borrowings under these lines of credit.

8. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the Corporation of $1,458,000,000, which bears interest based on the London InterBank Offered Rate (LIBOR), and has a maturity date of December 31, 2008. The loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken. In addition, the Company has a revolving subordinated line of credit with the Corporation totaling $7,000,000,000, which bears interest based on LIBOR, and has a maturity date of October 1, 2010. At December 31, 2007, $6,350,000,000 was outstanding on the line of credit. On January 31, 2008, the Company drew down $650,000,000 on the credit line and received a capital contribution of $680,000,000 from the Corporation. On January 31, 2008, the Company repaid $1,330,000,000 on the line of credit.

The subordinated borrowings are extended pursuant to agreements approved by various regulatory agencies and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $50,000,000. The Company is also a futures commission merchant and is subject to the CFTC's minimum financial requirement (Regulation 1.17), which requires that the Company maintain net capital equal to the greater of its requirement under SEC Rule 15c3-1, or 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement for futures and options on futures positions.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2007, the Company had net capital under SEC Rule 15c3-1 of $1,981,573,000, which was $1,555,790,000 in excess of its minimum net capital requirement of $425,783,000.

10. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, exchanges, clearing organizations, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer, customer or non-customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

Futures contracts transactions are conducted through regulated exchanges for which the Company, its customers and other counterparties are subject to margin requirements and are settled in cash on a daily basis, thereby minimizing credit risk. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral, where appropriate.

In the normal course of business, the Company also enters into contractual commitments, including futures and forward contracts, options on financial futures and government securities and other securities transactions on a when-issued and TBA basis. The credit risk associated with these contracts is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The contractual or notional amounts of these contracts as of December 31, 2007 are presented below:

(in thousands)	Contractual or Notional Amounts
When-issued and TBA securities	
Commitments to purchase	$240,939,604
Commitments to sell	258,350,625
Options (interest rate and equity options)	
Purchased options	37,721,590
Written options	32,611,155
Financial futures and forwards	
Commitments to purchase	11,935,770
Commitments to sell	31,460,934
Swaps	
Interest rate swaps	15,076,468
Total return and credit default swaps	18,718,822

When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Futures and forward contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments can be transacted on an organized exchange or directly between parties. The estimated fair values of options, forwards and other derivatives at December 31, 2007 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to economically hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

The estimated fair value amounts set forth below represent the estimated fair value of contracts with all counterparties, after taking into consideration legally enforceable master netting agreements. The estimated fair values at December 31, 2007 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

(in thousands)	Year-End
Assets	Fair Value
Purchased options	$ 13,288
When-issued and TBA securities	1,194,633
Financial futures and forwards	1,249
Interest rate swaps	10,622
Total return and credit default swaps	512,972
	$1,732,764
Liabilities	
Written options	$ 754,149
When-issued and TBA securities	1,284,586
Financial futures and forwards	2,644
Interest rate swaps	158,832
Total return and credit default swaps	7,752
	$2,207,963

11. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2007. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2007, the Company had receivables under securities borrowed transactions of $82,328,965,000 and payables under securities loaned transactions of $36,917,766,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $80,041,933,000 and $35,549,468,000, respectively.

At December 31, 2007, the Company had receivables under resale agreements of $91,792,660,000 and payables under repurchase agreements of $139,635,156,000 reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $92,906,154,000 and $141,253,182,000, respectively. At December 31, 2007, the Company had no commitments to enter into future resale agreements. The Company is contingently liable as of December 31, 2007, in the amount of $1,233,000,000 under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2007, approximate market values of gross collateral received that can be sold or repledged by the Company were:

(in thousands) Sources of Collateral	Market Value
Securities purchased under agreements to resell	$164,196,625
Securities borrowed	79,956,930
Customer securities and commodities available under rehypothecation agreements	5,445,766
Collateral received in securities borrowed on balance sheet	85,003
Collateral received in securities borrowed off balance sheet	22,121,886
	$271,806,210

At December 31, 2007, approximate market values of gross collateral received that were sold or repledged by the Company were:

(in thousands) Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 86,142,417
Securities sold, not yet purchased	36,759,933
Securities loaned	35,464,465
Collateral pledged to clearing organizations	855,285
Customer securities and commodities used under rehypothecation agreements	81,142
Collateral pledged out in securities borrowed on balance sheet	85,003
Collateral pledged out in securities borrowed off balance sheet	22,121,886
	$181,510,131

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2007, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2015. At December 31, 2007, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in thousands) For the years ending December 31:	
2008	$ 72,764
2009	15,522
2010	11,130
2011	4,026
2012	4,084
Thereafter	8,992
	$116,518

12. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears certain derivative transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks.

Included in Other assets and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition are receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivables from and payables to affiliated companies related to contracted services at December 31, 2007 were $129,240,000 and $81,179,000, respectively. At December 31, 2007, the Company had $59,411,000 in cash and $435,000,000 in time deposits on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity, clears trades for certain introduced accounts and executes certain transactions with affiliated companies. The Company also provides clearance services for the Corporation and affiliated companies for commodity futures and options transactions. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2007, these balances were $1,222,351,000 and $3,155,988,000, respectively. Additionally, the Company had resale agreements of $66,892,867,000, repurchase agreements of $12,282,157,000, securities borrowed of $4,520,733,000 and securities loaned of $28,197,387,000 outstanding with affiliates at December 31, 2007.

Pursuant to agency and services agreements, the Company provides affiliated companies certain services related to the execution of derivatives, securities and financing related activities. In connection with these agreements, the affiliated companies transfer 50 percent of their revenues or losses to the Company as compensation for the services provided. This is a life to date agreement with losses shared only to the extent of revenues previously recognized. In addition, certain operating costs are paid by the Company and billed to affiliates.

13. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of benefits partially paid by the Corporation. Disclosures required by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)", are included in the December 31, 2007 Form 10-K of the Corporation.

Substantially all employees of the Company participate in the Corporation's stock-based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation. Disclosures required by SFAS No. 123 (revised 2004), "Share-based Payment" (SFAS 123R), are included in the December 31, 2007 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Incentive expense under the plan, in the amount of $979,459,000 incurred for the year ended December 31, 2007 is included in Accrued expenses, compensation and other liabilities, in the accompanying Statement of Financial Condition.

14. Income Taxes

Significant components of the Company's net deferred tax asset (liability) at December 31, 2007 are as follows:

(in thousands)	
Deferred tax assets:	
Employee compensation and benefits	$ 50,369
Accrued expenses	69,958
Depreciation	43,307
Investments	13,085
Deferred fees	3,711
Other	292
Gross deferred tax assets	$180,722
Deferred tax liabilities:	
Intangibles	$(224,978)
Employee retirement benefits	(30,269)
Securities valuation	(4,677)
Other	(1,350)
Gross deferred tax liabilities	(261,274)
Net deferred tax liabilities	$ (80,552)

Current federal and state taxes receivable of $276,234,000 are included in Other assets in the accompanying Statement of Financial Condition at December 31, 2007.

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. At December 31, 2007 and January 1, 2007 the Company had no UTB's. During the year ended December 31, 2007, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

During 2007, the Internal Revenue Service (IRS) completed the examination phase of the audit of the Corporation's federal income tax returns for the years 2000 through 2002 and issued Revenue Agent's Reports (RAR) to the Corporation. The Company is included in the Corporation's federal income tax returns. Included in these RARs were several proposed adjustments that were protested to the Appeals office of the IRS. The resolution of the proposed adjustments is not expected to impact the Company's UTB balance. However, final determination of the audit or changes in the estimate may result in future income tax expense to the Company. The Corporation's federal income tax returns, which include the Company, for the years 2003 and 2004 remain under examination by the IRS. Management does not expect these matters to be concluded within the next 12 months. All tax years subsequent to the above years remain open to examination.

15. Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or a party to pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of securities, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. In connection with formal and informal inquiries by various agencies, including the SEC, FINRA, CFTC, NFA and state securities regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with SFAS No. 5, "Accounting for Contingencies", the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In some of the matters described below, including but not limited to a substantial portion of the Parmalat Finanziaria S.p.A. matters, loss contingencies are not both probable and estimable in the view of management, and, accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period.

Adelphia Communications Corporation (ACC)

Adelphia Recovery Trust is the plaintiff in a lawsuit pending in the U.S. District Court for the Southern District of New York. The lawsuit names over 700 defendants, including the Company, Bank of America, N.A. (BANA), Fleet National Bank and Fleet Securities, Inc. and other affiliated entities, and asserts over 50 claims under federal statutes and state common law. The principal claims include fraudulent transfer, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, and equitable disallowance and subordination. These claims relate to loans and other services provided to various affiliates of ACC and entities owned by members of the founding family of ACC. The plaintiffs seek unspecified damages in an amount not less than $5 billion.

In re Initial Public Offering Securities Litigation

Beginning in 2001, Robertson Stephens, Inc. (an investment banking subsidiary of FleetBoston that ceased operations during 2002), the Company, other underwriters, and various issuers and others, were named as defendants in certain of the 309 putative class action lawsuits that have been consolidated in the U.S. District Court for the Southern District of New York as *In re Initial Public Offering Securities Litigation.* Plaintiffs contend that the defendants failed to make certain required disclosures and manipulated prices of securities sold in initial public offerings through, among other things, alleged agreements with institutional investors receiving allocations to purchase additional shares in the aftermarket and seek unspecified damages. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit reversed the District Court's order certifying the proposed classes. On September 27, 2007, plaintiffs filed a motion to certify modified classes, which the defendants have opposed. On June 25, 2007, the District Court approved an agreement between plaintiffs and 298 of the issuer defendants terminating their proposed settlement.

IPO Underwriting Fee Litigation

The Company, Robertson Stephens, Inc., and other underwriters are defendants in putative class action lawsuits captioned *In re Public Offering Fee Antitrust Litigation* and *In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation*, filed in the U.S. District Court for the Southern District of New York in November 1998 and October 2000, respectively, alleging that underwriters conspired to fix the underwriters' discount at 7% of the offering price in certain initial public offerings (IPOs). The complaints, which have been filed by both purchasers and certain issuers in IPOs, seek treble damages and injunctive relief. On February 24, 2004, the District Court granted defendants' motion to dismiss as to the purchasers' damages claims. On April 18, 2006, the District Court denied class certification with respect to the issuers' damages claims. On September 11, 2007, the U.S. Court of Appeals for the Second Circuit reversed the order denying class certification as to the issuers' damages claims and remanded the case to the District Court for further class certification proceedings.

Municipal Derivatives Matters

The Antitrust Division of the U.S. Department of Justice (DOJ), the SEC, and the IRS are investigating possible anticompetitive bidding practices in the municipal derivatives industry involving various parties, including BANA, from the early 1990s to date. The activities at issue in these industry-wide government investigations concern the bidding process for municipal derivatives that are offered to states, municipalities and other issuers of tax-exempt bonds. The Corporation has cooperated, and continues to cooperate, with the DOJ, the SEC and the IRS. On February 4, 2008, BANA received a Wells notice advising that the SEC staff is considering recommending that the SEC bring one civil injunctive action and/or an administrative proceeding "in connection with the bidding of various financial instruments associated with municipal securities." BANA intends to respond to the notice. A SEC action or proceeding could seek a permanent injunction, disgorgement plus prejudgment interest, civil penalties and other remedial relief.

On January 11, 2007, the Corporation entered into a Corporate Conditional Leniency Letter (the Letter) with DOJ. Under the Letter and subject to the Corporation's continuing cooperation, DOJ will not bring any criminal antitrust prosecution against the Corporation in connection with the matters that the Corporation reported to DOJ. Civil actions may be filed. Subject to satisfying DOJ and the court presiding over any civil litigation of the Corporation's cooperation, the Corporation is eligible for (i) a limit on liability to single, rather than treble, damages in certain types of related civil antitrust actions, and (ii) relief from joint and several antitrust liability with other civil defendants.

Parmalat Finanziaria S.p.A.

On December 24, 2003, Parmalat Finanziaria S.p.A. was admitted into insolvency proceedings in Italy, known as "extraordinary administration." The Corporation, through certain of its subsidiaries, including BANA, provided financial services and extended credit to Parmalat and its related entities. On June 21, 2004, Extraordinary Commissioner Dr. Enrico Bondi filed with the Italian Ministry of Production Activities a plan of reorganization for the restructuring of the companies of the Parmalat group that are included in the Italian extraordinary administration proceeding.

In July 2004, the Italian Ministry of Production Activities approved the Extraordinary Commissioner's restructuring plan, as amended, for the Parmalat group companies that are included in the Italian extraordinary administration proceeding. This plan was approved by the voting creditors and the Court of Parma, Italy in October of 2005.

Litigation and investigations relating to Parmalat are pending in both Italy and the United States, and the Corporation is responding to inquiries concerning Parmalat from regulatory and law enforcement authorities in Italy and the United States.

Proceedings in Italy

On May 26, 2004, The Public Prosecutor's Office for the Court of Milan, Italy filed criminal charges against Luca Sala, Luis Moncada, and Antonio Luzi, three former employees of the Corporation, alleging the crime of market manipulation in connection with a press release issued by Parmalat. The Public Prosecutor's Office also filed a related charge against the Corporation and its subsidiaries, including in certain instances the Company, asserting administrative liability based on an alleged failure to maintain an organizational model sufficient to prevent the alleged criminal activities of its former employees. The trial on such charges will begin in March 2008.

The main trial of the market manipulation charges against Messrs. Luzi, Moncada, and Sala began in the Court of Milan, Italy on September 28, 2005. Hearing dates in this trial are currently set through May of 2008. The Corporation is participating in this trial as a party that has been damaged by the alleged actions of defendants other than its former employees, including former Parmalat officials. Additionally, pursuant to a December 19, 2005 court ruling, other third parties are participating in the trial who claim damages against BANA as a result of the alleged criminal violations by the Corporation's former employees and other defendants.

Separately, The Public Prosecutor's Office for the Court of Parma, Italy is conducting an investigation into the collapse of Parmalat. The Corporation has cooperated, and continues to cooperate, with the Public Prosecutor's Office with respect to this investigation. The Public Prosecutor's Office has given notice of its intention to file charges, including a charge of the crime of fraudulent bankruptcy under Italian criminal law, in connection with this investigation against the same three former employees of the Corporation who are named in the Milan criminal proceedings, Messrs. Luzi, Moncada and Sala.

Proceedings in the United States

On March 5, 2004, a First Amended Complaint was filed in a securities action pending in the U.S. District Court for the Southern District of New York entitled *Southern Alaska Carpenters Pension Fund et al. v. Bonlat Financing Corporation et al.* The action is brought on behalf of a putative class of purchasers of Parmalat securities, alleges violations of the federal securities laws against the Corporation and certain affiliates, and seeks unspecified damages. Following orders on motions to dismiss, the remaining claims concern two transactions entered into between the Corporation and Parmalat. The plaintiffs filed a motion for class certification on September 21, 2006, which remains pending. On July 24, 2007, the District Court granted the Corporation's motion to dismiss the claims of foreign purchaser plaintiffs for lack of subject matter jurisdiction.

On October 7, 2004, Enrico Bondi filed an action in the U.S. District Court for the Western District of North Carolina on behalf of Parmalat and its shareholders and creditors against the Corporation and various related entities, entitled *Dr. Enrico Bondi, Extraordinary Commissioner of Parmalat Finanziaria, S.p.A., et al. v. Bank of America Corporation, et al.* (the Bondi Action). The complaint alleged federal and state RICO claims and various state law claims, including fraud. The complaint seeks damages in excess of $10 billion. The Bondi Action was transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with putative class actions and other related cases against non-Bank of America defendants under the caption *In re Parmalat Securities Litigation*. Following orders on motions to dismiss, the remaining claims are federal and state RICO claims, a breach of fiduciary duty claim, and other state law claims with respect to three transactions entered into between the Corporation and Parmalat. The Corporation filed an answer and counterclaims (the Counterclaims) seeking damages. The District Court granted in part a motion to dismiss certain of the Counterclaims, leaving intact the counterclaims for fraud, negligent misrepresentation and civil conspiracy against Parmalat S.p.A., Parmalat Finanziaria S.p.A. and Parmalat Netherlands, B.V., as well as a claim for securities fraud against Parmalat S.p.A. and Parmalat Finanziaria S.p.A.

Certain purchasers of Parmalat-related private placement offerings have filed complaints against the Corporation and various related entities in the following actions: *Principal Global Investors, LLC, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of Iowa; *Monumental Life Insurance Company, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Iowa; *Prudential Insurance Company of America and Hartford Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Allstate Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Hartford Life Insurance v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of New York; and *John Hancock Life Insurance Company, et al. v. Bank of America Corporation et al.* in the U.S. District Court for the District of Massachusetts. The actions variously allege violations of federal and state securities law and state common law, and seek rescission and unspecified damages based upon the Corporation's and related entities' alleged roles in certain private placement offerings issued by Parmalat-related companies. All cases have been transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with the *In re Parmalat Securities Litigation* matter. The plaintiffs seek rescission and unspecified damages resulting from alleged purchases of approximately $305 million in private placement instruments.

Refco

Beginning in October 2005, the Company was named as a defendant in several putative class action lawsuits filed in the U.S. District Court for the Southern District of New York relating to Refco Inc. (Refco). The lawsuits, which have been consolidated and seek unspecified damages, name as other defendants Refco's outside auditors, certain officers and directors of Refco, other financial services companies, and other individuals and companies. The lawsuits allege violations of the disclosure requirements of the federal securities laws in connection with Refco's senior subordinated notes offering in August 2004 and Refco's initial public offering in August 2005.

On April 30, 2007, the District Court dismissed the claims against the Company and certain other underwriter defendants relating to Refco's senior subordinated notes offering in August 2004. On December 3, 2007, plaintiffs filed an amended complaint that, among other things, attempts to replead those claims, which the Company and other underwriter defendants have again moved to dismiss.

On August 21, 2007, the Company was named as a defendant in a lawsuit, *Kirschner v. Grant Thornton, et al.*, filed in the Circuit Court of Cook County, Illinois on behalf of the estate of Refco and certain of its affiliates. The lawsuit, which seeks unspecified damages, names as other defendants Refco's outside auditors, certain officers and directors of Refco, other financial services companies, and others. The lawsuit includes claims against the Company for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco's senior subordinated notes offering in August 2004 and Refco's initial public offering in August 2005. Certain defendants have removed the lawsuit to federal court and it has been transferred for pre-trial purposes to the U.S. District Court for the Southern District of New York. Plaintiff is seeking to have the case remanded to state court in Illinois.

The Company is also responding to various regulatory inquiries relating to Refco.

END